UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 OR 15d-16 UNDER THE SECURITIES EXCHANGE ACT OF 1934

For the month of April 2025

Commission File Number: 001-31909

ASPEN INSURANCE HOLDINGS LIMITED

(Translation of registrant’s name into English)

141 Front Street
Hamilton HM 19
Bermuda

(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F  ☒ Form 40-F  ☐

On April 29, 2025, Aspen Insurance Holdings Limited (“Aspen,” the “Company,” “our,” “we” or “us”) reported certain unaudited financial highlights * in connection with the performance of the Company for the three months ended March 31, 2025.

*The financial information as at and/or for the three months ended March 31, 2025 and March 31, 2024 presented herein (i) is based on a number of assumptions that are subject to inherent uncertainties and subject to change, and such variations could be material, (ii) is based on internal management accounts, and (iii) has not been audited, reviewed or verified by our independent registered public accounting firm and such financial information is therefore subject to adjustment. Such financial information may also be revised as a result of management’s further review of such information and any adjustments that may result from the completion of the audit of our consolidated financial statements for the 2025 fiscal year. As such, you should not place undue reliance on the financial information presented herein. Additionally, the financial information presented herein may not be indicative of any future period.

	Three Months Ended March 31,
	2025	2024
	Unaudited Results *
	($ in millions, except for percentages)
Gross written premiums	$1,287.2	$1,231.4
Net written premiums	$751.7	$740.9
Net earned premiums	$702.7	$665.7
Net income (after income tax)	$36.8	$111.8
Net income available to ordinary shareholders	$19.9	$98.2
Operating income (1)	$50.4	$103.4

Net investment income	$75.9	$76.8
Underwriting income (1)	$27.2	$89.5
Adjusted underwriting income (1)	$36.2	$90.9
Aspen Capital Markets fee income	$45.6	$33.6

Current accident year loss ratio, excluding catastrophe losses	51.8%	52.6%
Catastrophe loss ratio	13.0%	4.9%
Prior year reserve development ratio, post LPT years	(1.3)%	—%
Impact of loss portfolio transfer agreement (“LPT”)	1.3%	0.3%
Loss ratio	64.8%	57.8%
Expense ratio	31.3%	28.8%
Combined ratio	96.1%	86.6%
Adjusted combined ratio (1)	94.8%	86.3%
______________
(1) Operating income, underwriting income, adjusted underwriting income and adjusted combined ratio are non-GAAP financial measures as defined under the rules and regulations of the Securities and Exchange Commission (“SEC”). Refer to “Non-GAAP Financial Measures” below for further details.

	As at March 31, 2025	As at December 31, 2024
	Unaudited Results * ($ in millions)	Audited Results ($ in millions)
Total shareholders’ equity (1)	$3,190.5	$3,371.9

Total shareholders’ equity available to ordinary shareholders, excluding accumulated other comprehensive income / (loss)	$2,811.4	$2,791.5

Remaining limit available under the LPT	$339.5	$378.7
______________
(1) On January 1, 2025, the Company redeemed all 11,000,000 of its issued and outstanding 5.950% Fixed-to-Floating Rate Perpetual Non-Cumulative Preference Shares, the redemption price of $275 million of which was paid on January 2, 2025. This impact is reflected in total shareholders’ equity as at March 31, 2025.
As of March 31, 2025, we had approximately $340 million (December 31, 2024: $379 million) of remaining limit available on our LPT contract, representing 28% of our 2019 and prior accident year outstanding reserves. This contract provides protection against deterioration on these accident years, significantly limiting Aspen’s exposure to the risk of unfavorable development from these accident years, and strengthens our balance sheet.

Cautionary Statement Regarding Forward-Looking Statements

This Form 6-K or any other written or oral statements made by or on behalf of the Company may contain “forward-looking statements” within the meaning of Section 27A of the Securities Act of 1933, as amended (the “Securities Act”), and Section 21E of the Securities Exchange Act of 1934, as amended (the “Exchange Act”), that are made pursuant to the “safe harbor” provisions of The Private Securities Litigation Reform Act of 1995. Forward-looking statements include all statements that do not relate solely to historical or current facts. In particular, statements using the words such as “expect,” “intend,” “plan,” “believe,” “aim,” “project,” “anticipate,” “seek,” “will,” “likely,” “assume,” “estimate,” “may,” “continue,” “guidance,” “objective,” “outlook,” “trends,” “future,” “could,” “would,” “should,” “target,” “predict,” “potential,” “on track” or their negatives or variations and similar terminology and words of similar import generally involve forward-looking statements.
All forward-looking statements rely on a number of assumptions, estimates and data concerning future results and events and that are subject to a number of uncertainties, assumptions and other factors, many of which are outside Aspen’s control that could cause actual results to differ materially from such forward-looking statements. Accordingly, there are important factors that could cause our actual results to differ materially from those anticipated in the forward-looking statements, including, but not limited to, our exposure to weather-related natural disasters and other catastrophes, the direct and indirect impact of global climate change, our relationship with, and reliance upon, a limited number of brokers for both our insurance and reinsurance business, the impact of inflation, our exposure to credit, currency, interest and others risks within our investment portfolio, the cyclical nature of the insurance and reinsurance industry and many other factors. For a detailed description of these uncertainties and other factors that could impact the forward-looking statements in this Form 6-K and other communications issued by or on behalf of Aspen, please see the “Risk Factors” section in Aspen’s Annual Report on Form 20-F for the twelve months ended December 31, 2024, as filed with the SEC, which should be deemed incorporated herein.
The inclusion of forward-looking statements in this Form 6-K or any other communication should not be considered as a representation by Aspen that current plans or expectations will be achieved. Aspen undertakes no obligation to publicly update or revise any forward-looking statement, whether as a result of new information, future developments or otherwise, except as required by law.
The information included in this Form 6-K shall not be deemed “filed” for purposes of Section 18 of the Exchange Act, or incorporated by reference in any filing under the Securities Act or the Exchange Act, except as shall be expressly set forth by specific reference in such filing.

Non-GAAP Financial Measures
In presenting Aspen’s results, management has included and discussed certain measurements that are considered “non-GAAP financial measures” under SEC rules and regulations. Management believes that these non-GAAP financial measures, which may be defined differently by other companies, help explain and enhance the understanding of Aspen’s results of operations. However, these measures should not be viewed as a substitute for those determined in accordance with generally accepted accounting principles in the United States (“GAAP”).
Operating income is a non-GAAP financial measure. Operating income is an internal performance measure used by Aspen in the management of its operations and represents after-tax operating results. Operating income includes an adjustment for the change in deferred gain on retroactive reinsurance contracts in order to economically match the loss recoveries under the LPT contract with the underlying loss development of the assumed net loss reserves for the subject business of 2019 and prior accident years. Operating income also excludes certain costs related to the LPT contract with a subsidiary of Enstar Group Limited, net foreign exchange gains or losses, including net realized and unrealized gains and losses from foreign exchange contracts, net realized and unrealized gains or losses on investments, non-operating expenses and income, and preference share redemption costs.

Aspen excludes the items above from its calculation of operating income because management believes they are not reflective of underlying performance or the amount of these gains or losses is heavily influenced by, and fluctuates according to, prevailing investment market and interest rate movements. Aspen believes these amounts are either largely independent of its business and underwriting process, not aligned with the economics of the transactions undertaken, or including them would distort the analysis of trends in its operations. In addition to presenting net income determined in accordance with GAAP, Aspen believes that showing operating income enables users of its financial information to analyze Aspen's results of operations in a manner consistent with how management analyzes Aspen's underlying business performance. Operating income should not be viewed as a substitute for GAAP net income.

	Three Months Ended
($ in millions)	March 31, 2025 *	March 31, 2024 *

Net income available to Aspen Insurance Holdings Limited’s ordinary shareholders	$19.9	$98.2
Add/(deduct) items before tax
Net foreign exchange losses/(gains)	12.9	(9.1)
Net realized and unrealized investment losses	0.3	1.0
Non-operating expenses	8.3	6.2
Impact of the LPT, net of certain costs related to the LPT contract with Enstar	11.9	7.8
Non-operating income tax (benefit)	(7.3)	(0.7)
Preference share redemption costs	4.4	—
Operating income	$50.4	$103.4

Underwriting result or income/loss is a non-GAAP financial measure. Income or loss for each of the business segments is measured by underwriting income or loss. Underwriting income or loss is the excess of net earned premiums over the underwriting expenses. Underwriting expenses are the sum of losses and loss adjustment expenses, acquisition costs and general and administrative expenses. Underwriting income or loss provides a basis for management to evaluate the segment’s underwriting performance.

Adjusted underwriting income or loss is a non-GAAP financial measure. It is the underwriting profit or loss adjusted for the change in deferred gain on retroactive reinsurance contracts in order to economically match the loss recoveries under the LPT contract with the underlying loss development of the assumed net loss reserves for the subject business of 2019 and prior accident years. Adjusted underwriting income or loss also excludes certain costs related to the LPT contract with a subsidiary of Enstar Group Limited that closed in the second quarter of 2022. Adjusted underwriting income represents the performance of our business for accident years 2020 onwards, which management believes reflects the underlying underwriting performance of the ongoing portfolio.
Adjusted combined ratio is a non-GAAP financial measure. It is the sum of the adjusted loss ratio and the expense ratio. The adjusted loss ratio is calculated by dividing the adjusted losses and loss adjustment expenses by net earned premiums. The expense ratio is calculated by dividing the sum of acquisition costs and general and administrative expenses by net earned premiums.

Adjusted losses and loss adjustment expenses is a non-GAAP financial measure. It is the sum of current accident year losses, catastrophe losses and prior year reserve strengthening/(releases) post-LPT years. Adjusted losses and loss adjustment expenses excludes the change in the deferred gain on retroactive reinsurance contracts and represents the performance of our business for accident years 2020 onwards, which management believes reflects the underlying underwriting performance of the ongoing business.

Underwriting Income, Adjusted Underwriting Income and Adjusted Combined Ratio	Three Months Ended March 31,
($ in millions except where stated)	2025 *	2024 *

Net earned premiums	$702.7	$665.7

Current accident year net losses and loss expenses	363.9	350.7
Catastrophe losses	91.4	32.4
Prior year reserve development, post LPT years	(9.0)	—
Adjusted losses and loss adjustment expenses (1)	446.3	383.1
Impact of the LPT (2)	9.0	1.4
Losses and loss adjustment expenses	455.3	384.5
Acquisition costs	95.7	92.9
General and administrative expenses	124.5	98.8
Underwriting expenses	$675.5	$576.2

Underwriting income	$27.2	$89.5

Combined ratio	96.1%	86.6%

Adjusted underwriting income	$36.2	$90.9
Adjusted combined ratio	94.8%	86.3%
______________
(1) Adjusted losses and loss adjustment expenses is a non-GAAP financial measure as defined under the rules and regulations of the SEC. Refer to the discussion above in this section for further details.
(2) Impact of the LPT represents the deferral of a portion of loss recoveries on 2019 and prior accident year loss development as per accounting requirements for retroactive reinsurance under U.S. GAAP.

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

ASPEN INSURANCE HOLDINGS LIMITED

Dated: April 29, 2025	By:	/s/ Mark Pickering
	Name:	Mark Pickering
	Title:	Chief Financial Officer